EXHIBIT 99.1

August 20, 2015

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the nine months ended July 31, 2015.

The interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. The transition to IFRS has had no impact on the financial position or financial performance of the Company and has affected only the presentation of the Company’s statements.

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, unaudited)

	July 31,	October 31,
	2015	2014
Net assets:	$	$
Gold bullion at market	1,861,397,361	1,972,989,691
Silver bullion at market	1,120,597,341	1,246,818,470
Cash and cash equivalents	11,101,766	23,024,922
Other receivables and prepayments	372,980	313,748

Total assets:	2,993,469,448	3,243,146,831

Liabilities:
Dividends payable	-	2,544,327
Accrued liabilities	1,797,035	2,746,744
Total liabilities	1,797,035	5,291,071

Equity:
Share Capital Class A shares	2,419,770,678	2,419,770,678
Common shares	19,458	19,458
Retained earnings inclusive of unrealized appreciation of holdings	571,882,277	818,065,624
Total equity	2,991,672,413	3,237,855,760
Total liabilities and equity	2,993,469,448	3,243,146,831

Total equity per share:
Class A shares	11.76	12.72
Common shares	8.76	9.72
Exchange rate: U.S. $1.00 = Cdn.	1.3047	1.1275

Total equity per share expressed in Canadian dollars:
Class A shares	15.34	14.35
Common shares	11.43	10.96

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets decreased by $292.6 million or 8.9% during the three months ended July 31, 2015 primarily as a result of decreases in the price of gold and silver during the period of 6.9% and 11.9% respectively.

Net assets decreased by $246.2 million or 7.6% during the nine months ended July 31, 2015 primarily as a result of decreases in the prices of gold and silver during the period of 5.7% and 10.1% respectively.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

	Three months ended July 31,		Nine months ended July 31,
	2015	2014	2015	2014
Income:	$	$	$	$
Interest	7,686	17,937	30,060	57,593
Total income	7,686	17,937	30,060	57,593
Expenses:
Administration fees	1,484,334	1,714,098	4,570,380	5,107,195
Safekeeping fees and bank charges	900,380	1,088,581	2,752,686	3,199,700
Directors’ fees and expenses	60,306	58,705	163,012	158,821
Shareholder Information	35,882	34,335	166,612	166,705
Stock exchange fees	35,450	34,790	105,731	107,693
Audit and related regulatory fees	23,560	32,489	85,054	126,804
Legal fees	13,898	2,233	50,197	32,184
Registrar and transfer agent fees	13,835	15,886	51,363	53,665
Class A Shareholders’ Proceedings	427,369	-	427,369	-
Total expenses	2,995,014	2,981,117	8,372,404	8,952,767
Net loss from administrative activities	(2,987,328)	(2,963,180)	(8,342,344)	(8,895,174)
Change in unrealized appreciation of holdings	(289,569,221)	103,013,246	(237,841,003)	(181,894,197)
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	(292,556,549)	100,050,066	(246,183,347)	(190,789,371)

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended July 31, 2015 was $292.6 million compared to net income of $100.1 million for the comparative period in 2014. Net loss, inclusive of the change in unrealized appreciation of holdings for the nine months ended July 31, 2015 was $246.2 million compared to a net loss of $190.8 million for the comparative period in 2014. Virtually all of the net income (loss) for both the three and nine-month periods ended July 31, 2015 was a result of the change in the unrealized appreciation of holdings during the period which was driven by the lower prices of gold and silver bullion during the nine-month period and costs associated with Class A Shareholders’ Proceedings. Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased by $229,764 and $536,815 respectively during the three and nine-month periods ended July 31, 2015 as compared to the same periods in 2014. The decreases in administration fees were a direct result of the lower levels of average net assets under administration during the three and nine-month periods.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month period ended July 31, was 0.09% compared to 0.08% for the three-month period in 2014. For the nine-month period ended July 31, 2015 the expense ratio was 0.26% compared to 0.24% for the comparative nine-month period ended July 31, 2014. For the twelve-month period ended July 31, 2015, the expense ratio was 0.34% compared to 0.32% for the twelve-month period ended July 31, 2014. The increases in the expense ratios were a direct result of costs incurred to address issues related to Class A Shareholders’ Proceedings. If not for these costs, the expense ratios would have remained unchanged from the comparative periods in 2014.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices. At July 31, 2015, the Class A shares of Central Fund were backed 99.7% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com        Website: www.centralfund.com        Telephone: 905-648-7878